Evercore Investment Corporation

100 Wilshire Boulevard, Suite 1230

Santa Monica, CA 94010

August 23, 2004

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention: Mary Cole

Re:	Evercore Investment Corporation
Registration Statement on Form N-2 (File No. 333-114450)
Form RW – Registration Withdrawal Request

Dear Ms. Cole:

Evercore Investment Corporation, a Maryland corporation (the “Registrant”), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form N-2 (File No. 333-114450), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 14, 2004, and was amended on May 27, 2004, June 22, 2004, July 23, 2004, July 27, 2004, July 28, 2004 and July 29, 2004.

The Registrant is requesting the withdrawal of the Registration Statement based on a decision by the Registrant to no longer pursue an initial public offering of its securities due to market conditions. The Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

Accordingly, the Registrant hereby respectfully requests that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Registrant also requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (310) 260-6576 and via mail at Evercore Investment Corporation, 100 Wilshire Boulevard, Suite 1230, Santa Monica, California 90401 and to Dhiya El-Saden, Gibson, Dunn & Crutcher LLP, via facsimile at (213) 229-6196 and via mail at Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California 90071.

Securities and Exchange Commission

August 23, 2004

Please direct any questions regarding this filing to our counsel, Dhiya El-Saden of Gibson, Dunn & Crutcher LLP at (213) 229-7196.

Very truly yours,

EVERCORE INVESTMENT CORPORATION

By:	/s/ James K. Hunt
Name: Title:	James K. Hunt Chief Executive Officer

cc:	Austin M. Beutner, Evercore Investment Corporation

Dhiya El-Saden, Esq., Gibson, Dunn & Crutcher LLP

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